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                              September 5, 2023

       Thomas Ao
       Chief Financial Officer
       Nocturne Acquisition Corp
       P.O. Box 25739
       Santa Ana, CA 92799

                                                        Re: Nocturne
Acquisition Corp
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed May 26, 2023
                                                            Form 10-Q for the
quarterly period ended June 30, 2023
                                                            Filed August 21,
2023
                                                            File No. 001-40259

       Dear Thomas Ao:

               We have reviewed the revisions made in response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, the reference to our prior comment is in our August 7, 2023 letter.

       Form 10-Q for the quarterly period ended June 30, 2023

       Exhibits 31.1 and 31.2, page 23

   1. As previously noted, the language in the certifications filed in Forms 10-Q for the periods ended March 31 and June
30, 2023 does not conform to the language set forth in Item
                                                        601(b)(31)(i) of
Regulation S-K. Specifically, the internal control over financial reporting language within the
introductory sentence of paragraph 4 and paragraph 4(b) has been excluded. Please amend
your quarterly reports to revise the certifications to conform exactly to the language
set forth in Item 601(b)(31)(i) of Regulation S-K. Also refer to
                                                        Regulation S-K C&DI
246.13.
 Thomas Ao
Nocturne Acquisition Corp
September 5, 2023
Page 2

       You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at
(202) 551-3429
with any questions.



FirstName LastNameThomas Ao                              Sincerely,
Comapany NameNocturne Acquisition Corp
                                                         Division of
Corporation Finance
September 5, 2023 Page 2                                 Office of Real Estate
& Construction
FirstName LastName